

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2010

Douglas A. Scovanner
Executive Vice President and Chief Financial Officer
Target Corporation
1000 Nicollet Mall
Minneapolis, Minnesota 55403

      Re: **Target Corporation**
              Amendment No. 1 to Form 10-K for the Fiscal Year Ended January 30, 2010
              Filed March 18, 2010
              Definitive Proxy Statement on Schedule 14A
              Filed April 29, 2010
              File No. 001-06049

Dear Mr. Scovanner:

      We have completed our review of your filings and do not have any further comments at this time.

              Sincerely,

              H. Christopher Owings
              Assistant Director

cc: David L. Donlin
        Assistant General Counsel
        Via Fax (612) 696-6909